EXHIBIT 21

                                         SUBSIDIARIES OF IBT BANCORP, INC.


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     The Company has one subsidiary,  Irwin Bank & Trust Company, which conducts business under that name and under the names Irwin Bank & Trust Co. and Irwin Bank Extra. The subsidiary is chartered under the laws of the Commonwealth of Pennsylvania.